INVEST IN THE SPICE ROUTE COMPANY

Globally famed, recognized, destination based high revenue model restaurants.


Musaafer

Highlights

1. High revenue model
2. Aggressive growth and expansion strategy
3. Sensible exit within 10 years

Our Team



Tsrc Musaafer

Opened 16 restaurants, currently operating 12. Spice Route was conceptualized in 2007 and Musaafer Houston opened doors in 2019 with revenue reaching 3X since inception. Our global quest continues, we are gearing up to open in NYC, LA, SFO & beyond.

Pure passion for showcasing Indian cuisine in its entirety while indulging diners in one of a kind experience.

continues, we are gearing up to open in NYC, LA, SFO & beyond.

Pure passion for showcasing Indian cuisine in its entirety while indulging diners in one of a kind experience.



Mayank Istwal

Executive sous chef, The LaLit Ashok, Bangalore and The Taj Fort Aguada, Goa. Won global chef competitions. Embarked on a 100-Day culinary journey around 29 states of India. Worked in Quintonil & Raiz in Mexico City to learn Culinary traditions.



Himanshu Desai

The charming mixologist and winner in the global Remy Martin Talent Academy competition. Competed with world's top 15 mixologists and awarded second best worldwide. Extensive knowledge of Spirits and mastered the art of modern day mixology.



Ruchit Harneja

Pastry Sous chef, The Andaz, Hyatt, New Delhi and The Taj Mahal Hotel, New Delhi. Won global MasterChef bakery competitions. Featured Chef in global publications France, Italy, Spain, India and Australia.



TSRC Team

16 member highly talented and accomplished chef team coming from different regions of India, ensuring authenticity in our diverse menu.

Pitch


THE SPICE ROUTE COMPANY

INTRODUCTION

The Spice Route Co. (TSRC) originated in Lagos, Nigeria, where it runs several successful restaurants in the African continent. TSRC has recently ventured into the United States with the vision to open neoteric Indian restaurant concepts unique to their location and specific thesis.

The first of these restaurants is 'Musaafer', (a word that translates to a traveler in several languages; Hindi, Urdu & Farsi). Musaafer and its name encompasses much of its premise; a storied journey through the culinary landscape of India. Musaafer delights an elevated dining experience, testament to by its offerings, and ushers in a theme of elegance, opulence and culinary delight.

The Spice Route Co's. next venture in United States will be based in New York City followed by other major cities like Los Angeles, San Francisco and Miami

OUR BUSINESS


Iconic Locations
Authentic Flavors
Wine Pairing
Global Brand
Tasting Menus
Inspired Cocktails
Modern Techniques

WHY THE SPICE ROUTE COMPANY?

- Extensive research, brainstorming sessions, authentic ingredient sourcing and meticulous trials precede every menu launch in our restaurants.
- At the outset, our Chefs were sent on a "100-day journey," covering India's 29 states with it's wildly varied topography, climate, and indigenous cuisines.
- Our menu takes inspiration from the journey where home cooks, have passed recipes and cooking artistry down generations, showcasing a sophisticated alchemy that combines lost ingredients and age-old techniques.
- Every dish tells a story, weaving in cultural and regional influence, fabled legends and celebrations.
- We at The Spice Route Company wish to celebrate this spirit of indulgence and abundance with an eclectic and inventive menu that is extensive yet true to the original flavors and tastes of India.
- We are also planning experimental kitchens and off-site labs for our research & development purposes where new recipes, ingredients and techniques will be experimented upon, allowing for a constantly evolving menu.

GOALS & OBJECTIVES

- Be amongst the top 50 restaurants in the world
- Be the destination postcard for special occasions, events and unique experiences

- Elevate Indian cuisine to a global phenomenon
- Attract sensible exit within 10 years thru M&A or pursue an IPO

Forward-looking statements or projections can't be guaranteed


TSRC TEAM

FOUNDERS



Shammi and Mithu are owners and operators of multiple successful restaurants since the past 16 years. Self made entrepreneurs with Masters degrees in Business Studies and Pharmacy respectively. The couple had ambition , drive and sheer hard work to count on, to start their business empire. Their business encompasses a big ice cream import & distribution division and a commodity export business in addition to their restaurants. They pioneered in bringing to West Africa, the first Pizza franchise, 'Debonairs Pizza', from South Africa in 2004, awarded "The Highest Grossing Debonairs Pizza in Africa" for multiple consecutive years. Other brands like Steers burgers, Fishaways and Mugg & Bean coffee shops were later added to their basket of franchises. Being connoisseurs & ardent lovers of authentic Indian cuisine, they conceptualized, designed and successfully established their first Indian restaurant in 2007 in Lagos. The 'Spice Route' has been one of the most opulent and authentic restaurants in the city, earning accolades and generating high revenues. Following the many leads and queries for bringing the brand to major global cities, they moved to Houston, TX in 2019 and started work on a brand new concept. Musaafer, a unique high-end fine dining restaurant with extravagant interiors, elegant food, innovative and inspired cocktails and eclectic music has managed to create a niche for itself and has earned the love and appreciation of Houstonians and diners from other cities in the US as well. In their quest to be a global brand, The Spice Route Company is gearing up to open in major US cities like New York, Los Angeles, San Francisco, Miami & Austin.

TEAM



Mayank Istwal - Executive Chef
Inventor of healthy and seasonal ayurvedic spice blends

Culinary education
- Institute of Hotel Management, Guwahati, India

Previous positions held
- Executive sous chef, The LaLit Ashok, Bangalore
- Sous chef, The Taj Fort Aguada, Goa
- Chef, Salt Grill by Chef Luke Mangan, P&O Cruise line, Australia
- Jr. Sous chef, The LaLit, Udaipur
- Kitchen Executive, The Devigarh Hotel, Udaipur
- Kitchen Management Trainee, The Devigarh Hotel, Udaipur

Achievements
- Won the Chef competition conducted by NCHMCT, New Delhi
- Winner of the Goan chef challenge, Held at The Taj Fort Aguada, Goa

Recognition
- Featured in the FSR magazine (the magazine for the America's table setters) list of "FSR's Rising Restaurant Stars: these 29 Innovators dared the Impossible in 2020"
- Presenter of Indian heritage through cuisine, culture and spices for "Foundation for India studies" on the celebration of INDO -AMERICAN HERITAGE DAY
- Featured in the top print publication and Television of Texas and the United states of America, Publications like Wine enthusiest magazine, Eater, Houston chronicle, Paper City, Culture map, NTV Houston etc.
- Inventor of Healthy and seasonal ayurvedic spice blends
- Food historian and inspirational story teller
- Embarked on a 100-Day culinary journey around 29 states of India
- Worked in Quintonil and Raiz in Mexico City to learn Culinary traditions.



Ruchit Harneja - Pastry Chef

Culinary education
- Institute of Hotel Management, Bangalore, India

Previous positions held
- Pastry Sous chef, The Andaz, A concept by Hyatt, New Delhi
- Jr. sous chef, The Taj Mahal Hotel, New Delhi
- Chef de partie – Pastry, The Taj Mahal Hotel, New Delhi
- Hotel operations management Trainee, The Taj hotels, resorts and palaces, India

Achievements
- Won the alfresco MasterChef bakery competition 2011, Held at IHM-Bangalore
- Three times gold medalist at International Informatics and cyber Olympiad, conducted by computer literacy and science Olympiad foundation (SOF), in 2004, 2006 and 2007

Recognition
- Embarked on a 100-Day culinary journey around 29 states of India
- Featured as Chef of the week by Chef's Pencil (International foodie magazine based in Australia)
- Pralines/dragees, chocolate enrobing masterclass by Chef David Comaschi, The Callebaut chocolate academy, Milan, Italy.
- Advanced molecular gastro arts workshop and masterclass, The Sosa academy and Ingredients, Moia, Spain.
- Signature entremets and petit gateaux masterclass by Chef Antonio Bachour, Lavonne school of Pastry arts, Bangalore.
- Laminated doughs, pastries and bread masterclass by Chef Carles Mampel, Lavonne school of Pastry arts, Bangalore.
- Hands on workshop and demonstration by chef Marike van Beurden (Dutch chocolate master winner), Taj Mahal Palace, Mumbai.

TEAM



Himanshu Desai - Beverage Director

Previous positions held
- Impressive background of working with some of the top 5 stars brands like JW Marriott, Fairmont and Shangri La.
- Worked in some of the most reputed restaurant bars in Dubai.

Achievements
- First Mixologist to represent India on a global cocktail competition hosted by Remy Martin in Cognac, France in 2018.
- Competed with world's top 15 mixologists and awarded second best worldwide.
- Awarded Best Bar Manger in India by mixology & flair camp 2018.

Recognition
- Judged National final cocktail competitions hosted by Bacardi India & Remy Martin India.
- Extensive knowledge of Spirits and mastered the art of modern day mixology.



Yangdup Lama- Co founder, Cocktails & Dreams

Culinary education
- Formal training in Bartending from renowned International Bartender Laval Lim Hon of the Waikiki Cocktail Bar, Majorca, Spain in 1996 and 1997.
- Certified bar and beverage trainer for bartenders from the Hyatt International Chicago in March 1998. '
- Certified Trainer on Rum tasting and Rum cocktails from the Bacardi University, Catano, Puerto Rico 2006.

Previous positions held
- Fourteen years of bartending experience from the Hyatt Regency, Delhi, to managing bars in private and corporate parties in Northern India.
- Actively involved with conducting corporate and consumer workshops in various aspects of beverage appreciation and experience for major liquor brands in India.
- The Corporate Bar and Beverage Trainer for the Taj Luxury Hotels, and a bar Consultant for an array of international spirit brands in India namely Bacardi, Grey Goose, Bombay Sapphire and 42 Below Vodka to name a few.
- The brand ambassador of American whiskies.

Recognition
- Awarded the H&FS excellence award
- The Indian Bartender Of The Year in 1996
- The Winner of the Asia Pacific 30 UNDER 30 award 1997 from Susan and Field associates Hong Kong for being one of the outstanding bartenders in Asia.




Global Brand

- Maintain strong reputation
- Corporate responsibility across geographies and serving the local communities.
- Build a reputation and brand of impact and purpose wherever and whenever possible.

Iconic Locations

- One of kind
- Wow factor
- Loc specific
- Experience
- Lifestyle

Authentic Flavors

- Sourcing
- Topographically influenced
- Seasonal

Inspired Cocktails

- Sourcing
- Pairing
- Infusion
- Lifestyle

Wine Pairing

- An exhaustive vocabulary of wine tasting
- Combining complementary and contrasting flavor profiles
- Interactive flavors and aromas

Eclectic Music & Lounge

- Electro-ethnic and tribal music in perfect harmony with the restaurant's décor and atmosphere.


SFO
LA
Houston
NYC
Miami
Mexico City
Paris
Milan
Lisbon
Barcelona
Tokyo
Dubai
Nigeria
South Africa
Santiago
Sao Paulo
Buenos Aires
Sydney
Tier 1 Restaurants
Tier 2 & QS Restaurants
Franchise Model

- **Tier 1 Restaurants:** located in tier 1 cities across the globe, typical investment $5-7MM USD
- **Tier 2 & Quick Serve (QS) Restaurants:** : located in tier 2 cities across the globe, typical investment $1-2MM USD
- **Franchise Model:** located in both tier 1 and 2 cities, aligned to Quick Serve model with/without centralized kitchen

OUR NEXT RESTAURANT: THE 1862 HOPE BUILDING, DUANE STREET, NYC


WELCOME BACK NYC

New York City is a city that is unique and has an electric mix of nationalities. Equally, it boasts probably the widest range of cuisines anywhere in the world. It's people are well exposed to the myriad different tastes and flavors of many cuisines. It is no surprise then to see a love for Indian cuisine in New Yorkers.

Capitalizing on this, we are bringing an exclusive dinning experience to New York City; focusing on the ecstatic experience of Indian Vintage Architecture with a Contemporary twist. Accentuating Indian Patterns with sculpturesque Period furniture. Curated antique pieces bringing gravitas to the design. We offer a more creative and nuanced take on classic dishes, along with cutting edge Indian inspired cocktails to people looking for true flavors and a rejoiced experience.

Our aim is to bring about an effortless combination of Indian culture and its flavors and an elevated architectural experience. An amalgamation of Traditional entities evolved through centuries with that of modern technology and techniques. A design that embodies authentic recipes and ingredients from the vast and multi- cultural subcontinent of India truly embodying a cultural journey across the country.

The design inspiration for our NYC restaurant is from the Step-well system symbolic in Indian culture in Earlier times. To create Exclusive Spatial Experience of the Honeycomb Marvel - The Step-Well Square

MARKET STATS

2020 US Restaurant Industry Stats

- $659 billion: Restaurant industry sales in 2020, down $240 billion from expected levels
- 12.5 million: Restaurant industry employees at the end of 2020, down 3.1 million from expected levels
- 110,000: Restaurant locations that are temporarily or permanently closed
- 9 in 10 restaurants have fewer than 50 employees
- 7 in 10 restaurants are single-unit operations
- 8 in 10 restaurant owners started their industry careers in entry-level positions
- 9 in 10 restaurant managers started in entry-level positions
- Restaurants employ more minority managers than any other industry

2021 & Beyond US Restaurant Industry

- The National Restaurant Association expects real GDP to grow at annualized rates of at least 4% during each quarter of 2021 – the first such occurrence during a calendar year since 1992. By the third quarter of 2021, GDP is projected to surpass its pre-pandemic levels. Overall, the projected 4.8% increase in 2021 would represent the strongest annual real GDP growth since 1999 (also 4.8%).
- The National Restaurant Association expects the national economy to add a net 5.2 million jobs between December 2020 and December 2021, with 70% of those gains coming in the second half of the year. Even with that robust growth – the addition of 5.2 million jobs would represent the largest calendar-year increase on record – it would still leave the economy more than 4.6 million jobs below the pre-pandemic employment peak in February 2020. As a result, a complete return to pre-pandemic employment levels isn't expected until 2022.
- The National Restaurant Association expects a 2.8% increase over 2020's elevated income levels, which will likely be a catalyst for stronger consumer spending in 2021.

MARKET STATS


U.S. Gross Domestic Product
Trillions of chained (2012) dollars; seasonally adjusted at annual rates
2019: +2.2%
2020: -3.5%
2021: +4.8%
19.0 19.0 19.1 19.3 19.0 17.3 18.6 18.8 19.0 19.2 19.4 19.6
Sources: Bureau of Economic Analysis; National Restaurant Association projections; *projected


Disposable Personal Income
Trillions of chained (2012) dollars; seasonally adjusted at annual rates
2019: +2.2%
2020: +6.4%
2021: +2.8%
14.9 14.8 14.9 15.0 15.1 16.6 15.9 15.8 18.0 15.9 15.6 15.6
Sources: Bureau of Economic Analysis; National Restaurant Association projections; *projected


Total U.S. Employment
Monthly non-farm payroll employment (millions); figures are seasonally adjusted
2019: +1.4%
2020: -5.8%
2021: +1.8%
Sources: Bureau of Labor Statistics, National Restaurant Association projections; 2021 figures are projected

OUR MARKET – FINE DINING

- The National Restaurant Association indicates is that once consumers get money, they will return to restaurants when they feel safe and secure on the on-premises. The fact is there is cooking fatigue that has set in among consumers. Once there is a situation where the on-premises dining returns to pre-pandemic normality, the consumers will with income levels rising re-patronize again.
- Restaurant industry employment varies by segment. Full-service lost over 3.6 million jobs during the pandemic and has regained 2.4 million jobs, while the QSR and fast casual spaces collectively lost over 977,000 jobs and regained 733,000 jobs


Restaurant Employment by Segment


Restaurant Operators' Outlook for Sales Volume in Six Months versus Same Period in Previous Year
Family Dining
Casual Dining
Fine Dining
Quickservice
Fast Casual

US RESTAURANT M&A 2019


FAST CASUAL
FULL SERVICE
QSR
FRANCHISEES
OTHERS
DELIVERY & TECH

RESTAURANT GROWTH & M&A 2010-2019


U.S. Deals (2019)
451
62
131
177
71
237
372
10%
8%
6%
4%
2%
0%
-2%
-4%
Deals CAGR (2010-2019)
F&B
IT Services
Restaurants
Transportation & Logistics
Auto
Technology & Software
Industrials & Manufacturing

TSRC GROWTH STATS


TSRC Revenue
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
2020
2021
2022
2023
2024
REVENUE Houston
REVENUE NYC
REVENUE Total


TSRC EBITDA
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
(1,000,000)
(2,000,000)
2020
2021
2022
2023
2024
EBITDA Houston
EBITDA NYC
EBITDA Total

2020 was a short year starting from May at partial capacity due to COVID-19
2021 US Gov. Restaurant Revitalization Fund
2022 NYC Restaurant Opens
Details available upon request. These forward-looking projections can't be guaranteed.


THE SPICE ROUTE
COMPANY